Anglo Swiss Resources’ Kenville Gold Mine Underground Rehabilitation Completion

Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) October 9, 2008, 5:30 am PST – announces that the Company has completed the rehabilitation of the main mine haulage system at its 100% owned Kenville Gold Mine property near Nelson, B.C. This major historical production level, known as the 257 Level, is the lower of two levels and is now entirely operational with the extensive main drifts track repair complete. The Kenville Gold Mine has approximately 6,000 meters (4 miles) of tunnel and production areas.

Included in the Kenville Gold Mine rehabilitation is the reconstruction of the main mine portal, installation and activation of the rail, the compressed air systems and the installation of the mine ventilation system throughout the entire 257 level.

The 257 level haulage system has also been extended to surface for the transportation of existing loose mineralized quartz vein material to the mill building for processing; the mill building itself is very near completion with installation of the newly purchased gold recovery equipment ongoing (Release 2008/09/04).

Len Danard, President and CEO stated “This is an exciting milestone for the Company as we advance the Kenville Gold Mine property towards our goal of re-establishing production. The initial plant feed will be from the 257 level which has extensive tonnage of broken mineralized quartz materials from previous workings in the existing underground production areas. Once this material is processed mining will then commence on the visible mineralized mine veins.”

The Kenville Gold Mine is a historic gold producer and prior to the implementation of National Instrument 43-101 had reserves with ore bodies readily available in the extensive underground workings and stopes.  It must be noted that any historic reserves are not to be considered currently economic until the Company has completed a feasibility study that supports the economic extraction of these historic reserves.

Rehabilitation of the 257 level will allow this material to be brought to surface and fed to the existing mill building. The recently rehabilitated mill building is in the final stages of major improvements to the gold processing circuit with the addition of two ball mills, classifiers and flotation cells. The mill has undergone a number of improvements over the years with the most significant initiated in 2008.

The Company has budgeted significant funds to bring the mill to present day operational standards and with the completion of the rehabilitation of the 257 level, Anglo Swiss is well advanced on its corporate objective to bring the Kenville Gold Mine and the Milling operation back as a productive gold operation. The exploration programs initiated in 2007 through 2008 are assisting the Company towards establishing a 43-101 compliant resource on this very advanced property.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. The mine was shut down during the Second World War and was operated briefly from the 1950’s to early

1980’s by individual lessees.  Anglo Swiss acquired the property in 1992. Government records indicate that past production from 181,295 tonnes mined totaled:

2,029 kilograms of gold or 4,473 pounds;

861 kilograms of silver or 1,848 pounds;

23.5 tonnes of lead or 51,808 pounds;

15 tonnes of zinc or 33,069 pounds;

1.6 tonnes of copper or 3,527 pounds;

37 kilograms of cadmium or 81.5 pounds.

The Company will also be releasing the initial assay results from the 2008 drill program shortly. The data from the surface program is currently under review and a 3D model is being constructed by MPH Consulting Ltd. This model of the underground vein structure will assist the Company’s technical team in providing targets for an underground drill program scheduled for this quarter.

Currently the junior and global markets are in turmoil while Anglo Swiss has positioned itself well on its way to creating revenues. The Company’s wholly owned subsidiary “Kenville Sand & Gravel Inc.” (Release 2008/01/07) is operational providing materials to the aggregate markets and the newly refurbished mill and plant will both provide immediate sources of revenue. Any net revenue will be applied to offset the Company’s ongoing daily operations and exploration of the Company properties.

The technical contents of this release have been approved by Edward J Nunn, P.Eng., a Qualified Person as defined in NI 43-101. A video of the advanced stage Kenville Gold Mine property can be viewed on the Company website www.anglo-swiss.com or the direct link is

http://www.agoracom.com/executive/anglo-swiss-kenville-property/player.html .

About Anglo Swiss Resources

Anglo Swiss is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The Company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

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